UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1. Name of the Registrant:

State Bancorp, Inc.

2. Name of Persons Relying on Exemption:

Financial Edge Fund, L.P.
Financial Edge-Strategic Fund, L.P.
PL Capital/Focused Fund, L.P.
PL Capital, LLC
PL Capital Advisors, LLC
Goodbody/PL Capital, L.P.
Goodbody/PL Capital, LLC
John W. Palmer
Richard J. Lashley

3. Address of Persons Relying on the Exemption:

c/o PL Capital, LLC
20 East Jefferson Avenue, Suite 22
Naperville, Illinois 60540 for:

Financial Edge Fund, L.P.
Financial Edge-Strategic Fund, L.P.
PL Capital/Focused Fund, L.P.
PL Capital, LLC
PL Capital Advisors, LLC
Goodbody/PL Capital, L.P.
Goodbody/PL Capital, LLC
John W. Palmer
Richard J. Lashley

4. Written Material.  The following written materials are attached:

Letter from PL Capital to Shareholders of State Bancorp, Inc., dated March 18, 2009

(Written material follows on next page.)

PLEASE DO NOT RETURN ANY PROXY MATERIALS TO STATE BANCORP INC.
UNTIL YOU READ THIS LETTER!!

YOUR VOTE IS MORE IMPORTANT THIS YEAR THAN EVER BEFORE!!

THE PL CAPITAL GROUP (STATE BANCORP’S LARGEST OUTSIDE
SHAREHOLDER) PLANS TO VOTE “WITHHOLD” FOR THREE OF THE
FOUR DIRECTORS UP FOR RE-ELECTION THIS YEAR
(MESSRS. CHRISTMAN, LIAW AND SIMONS).

PLEASE JOIN US BY ALSO VOTING “WITHHOLD” ON YOUR PROXY.

March 18, 2009

Dear Fellow Shareholders of State Bancorp, Inc.:

The Annual Meeting of the Shareholders of State Bancorp, Inc. (“State Bancorp” or the “Company”) is scheduled for April 28, 2009.  You may have already received, or will soon receive, proxy materials directly from the Company.  Four incumbent directors are up for re-election at the Annual Meeting (Messrs. Katsoulis, Christman, Liaw and Simons).

PLEASE JOIN US IN VOTING “WTHHOLD” ON DIRECTORS CHRISTMAN, LIAW AND SIMONS AND “FOR” DIRECTOR KATSOULIS.

SEND A MESSAGE THAT SHAREHOLDERS WANT THE MANAGEMENT AND BOARD TO BE HELD ACCOUNTABLE FOR THE:

•	SIGNIFICANT FINANCIAL LOSSES INCURRED IN THE PAST 7 YEARS

•	SIGNIFICANT DECLINE IN STATE BANCORP’S STOCK PRICE
(% change through March 12, 2009):
▪	One year: -67%
▪	Three years: -70%
▪	Five years: -78%
▪	Ten years: -61%

•	66% REDUCTION IN STATE BANCORP’S DIVIDEND

Your WITHHOLD vote matters because as part of the settlement of a shareholder derivative claim in 2008, State Bancorp agreed to adopt a “Majority Voting” standard for the election of directors.  Thus, even though there are no outside candidates up for election this year, we expect any incumbent director nominee who receives more “withhold” votes than “for” votes to tender his resignation from the Company’s Board of Directors (the “Board”).

You are probably wondering why we are doing this.  We are doing this because we have a large vested interest in State Bancorp’s success.  The PL Capital Group is State Bancorp’s largest outside shareholder and we currently own over 600,000 shares of the Company.  We have owned the stock since May 2006 and have closely followed the Company for many years.  State Bancorp is one of the largest independent commercial banks left on Long Island and it has a valuable franchise.  However, we are voting to WITHHOLD because we believe the directors MUST be held accountable for the significant problems which have occurred over the past seven years which destroyed a significant amount of shareholder value.  These problems include:

●
ISLAND MORTGAGE LITIGATION (2002 to 2006):  Approximately $100 million (pretax) lost from 2002 to 2006 in the Island Mortgage litigation;  this led to the need to sell debt and equity to increase the capital of the Company and its wholly-owned subsidiary, State Bank of Long Island

●
NEW YORK STATE TAX SETTLEMENT (1999 to 2006):  $9.2 million paid in 2007 in settlement of outstanding New York state tax issues, apparently due to aggressive tax positions taken by the Company from 1999 to 2006

●	INVESTMENT SECURITIES WRITEDOWN (2008): $6.2 million (pretax) charge to 2008 earnings for other than temporary impairment on $12 million of trust preferred securities bought in 2004

●
TAKING U.S. TAXPAYERS MONEY:  In December 2008, the Company issued $37 million of preferred stock to the United States Department of the Treasury (the “Treasury”), as part of the government’s Troubled Assets Relief Program (TARP).  As a TARP recipient, the Company is now subject to severe regulatory restrictions, including, among other things, limitations on dividends and stock repurchases.  The Company also issued to the Treasury ten year warrants to purchase 465,569 shares of common stock for $11.87 per common share, which in the long run may be highly dilutive to other shareholders.

●	DIVIDEND CUT 66%: The Company has cut the dividend twice, resulting in a 66% decrease in the dividend since 2006

●
ABUSIVE COMPENSATION PRACTICES:  Many members of the current board approved significant payouts in 2007 and 2008 to the former executive management team, despite that management team’s primary responsibility for the losses noted above.  These excessive and unnecessary payments lead to a SHAREHOLDER DERIVATIVE CLAIM in 2008, which cost the Company over $1 million in legal fees to settle.

These issues have led to a significant decline in the Company’s earnings and stock price.  From a peak of $23.58 on January 31, 2005 through March 12, 2009, the stock declined 82%!!!!

Even current President and CEO Tom O’Brien (whom we fully support and believe is the right person to lead the Company) seems frustrated with the Company’s lack of progress.  In the Company’s fourth quarter press release dated January 30, 2009, Mr. O’Brien called the fourth quarter 2008 results “both disappointing and plainly unacceptable.”

While there was a significant change in the executive management team in 2007 and 2008 (a change which we supported), the incumbent Board members have not yet been held accountable for the problems discussed above, which arose on their watch.  The PL Capital Group also notes that Messrs. Christman, Liaw and Simons do not have any apparent significant prior experience in banking and were recruited to join the board by the prior management team.

For these reasons, the PL Capital Group urges you to join us in voting WITHHOLD on Directors Thomas E. Christman (director since 2001), K. Thomas Liaw (director since 2004) and Andrew J. Simons (director since 2004).

The PL Capital Group plans to vote FOR the re-election of Director Nicos Katsoulis (director since 2007).  Mr. Katsoulis has significant prior experience in banking and was recently added to the Board in 2007, after the problems were encountered.  We believe Mr. Katsoulis is a strong Board member.

We also want shareholders to vote WITHHOLD for the three directors in order to send a message to the entire management team and Board that the Company should strongly consider seeking a merger partner that would pay a premium for the Company.  In our opinion, such a transaction would likely restore some or all of the significant loss of shareholder value incurred by shareholders and would allow the Company, its employees and customers to work with a stronger partner as it faces the challenges and opportunities of 2009 and beyond.

As noted earlier, the Company’s proxy contains a proposal to amend the Company’s By-laws to adopt a “Majority Voting” standard.  We plan to vote FOR this proposal, and we urge you to vote FOR the adoption of a Majority Voting standard.

Another shareholder has placed a shareholder proposal on the Company’s proxy to “declassify” the Board (i.e. have every director elected each year).  Declassified boards are widely considered by corporate governance experts to be the proper standard.  We plan to vote FOR the shareholder proposal to declassify the board, and we urge you to vote FOR the proposal to declassify the board.

The PL Capital Group consists of the following persons: Financial Edge Fund, L.P.; Financial Edge-Strategic Fund, L.P.; PL Capital/Focused Fund, L.P.; PL Capital, LLC; PL Capital Advisors, LLC; Goodbody/PL Capital, L.P.; Goodbody/PL Capital, LLC; John W. Palmer; and Richard J. Lashley.  All of these entities and persons are dedicated to investing in bank stocks.

Sincerely,

Richard Lashley	John Wm. Palmer
Principal	Principal
PL Capital	PL Capital

Vote WITHHOLD Today for State Bancorp Directors
Christman, Liaw and Simons

You should receive State Bancorp’s proxy materials directly from the Company, along with a proxy card and postage-paid return envelope.  We expect that the Company will provide you with instructions on how to vote by telephone via an 800 phone number and via the internet.  The PL Capital Group is not soliciting proxies, so please cast your vote to WITHHOLD for Directors Christman, Liaw and Simons and FOR Director Katsoulis directly on State Bancorp’s proxy card by submitting your proxy by phone, internet or by signing, dating and returning the proxy card that you receive from State Bancorp.

Only your latest dated proxy card counts so you can change your vote even if you previously voted. The Annual Meeting is scheduled for April 28, 2009.

If you need assistance in voting your shares by telephone, Internet or mail, please call D. F. King & Co., Inc., which is assisting PL Capital, toll-free at 1-800-549-6746.

Or feel free to contact us:

Richard Lashley	John Palmer
bankfund@aol.com	palmersail@aol.com
973-360-1666	630-848-1340
973-360-1720 (fax)	630-848-1342 (fax)

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